SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

an announcement on public issuance of bonds with warrants of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on February 27, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: February 18, 2008

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

ANNOUNCEMENT ON PUBLIC ISSUANCE OF
BONDS WITH WARRANTS

 The Board announces that the Bonds with Warrants of Sinopec Corp. in the amount of RMB 30,000,000,000 are to be publicly issued in Mainland China on 20 February 2008.

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

Reference is made to the Sinopec Corp.’s announcements dated 27 September 2007, 15 November 2007, 15 January 2008, 16 January 2008 and 31 January 2008 and the circular to Shareholders dated 28 September 2007 in respect of the issuance of Bonds with Warrants. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The Board announces that the Bonds with Warrants of Sinopec Corp. in the amount of RMB 30,000,000,000 are to be publicly issued in Mainland China on 20 February 2008. Sinopec Corp. hereby reproduces the information in relation to the issuance of the Bonds with Warrants as follows:

1.	Issuance Size

This issuance of Bonds with Warrants will be in an amount of not more than RMB30, 000,000,000.

2.	Issuance Price

The Bonds with Warrants will be issued at par with a nominal value of RMB100 each.

3.	Term of the Bonds

Six years since the date of issuance of the Bonds with Warrants, i.e. from 20February 2008 to 20 February 2014.

4.	Interest Rate of the Bonds with Warrants

The price inquiry range of the nominal interest rate of the Bonds with Warrants is between 0.8 % and 1.5%.  The nominal interest rate of the Bonds with Warrants will be determined by Sinopec Corp. and the sponsors (lead underwriters) according to the results of the book-building process and the online and off-line subscriptions.

5.	Summary Information on the Warrants

The holder of each lot (10) of the Bonds with Warrants is entitled to 101 Warrants (A Share) to be issued by Sinopec Corp.. The term of the Warrants is 24 months since the date of listing of the Warrants.  The proportion of exercise rights for the Warrants is 2:1. The initial exercise price of the Warrants is RMB19.68 per A Share.

6.	Credit Rating

The credit is rated AAA by China Chengxin Credit Management Co., Ltd.

7.	Institution of Guarantee

China Petrochemical Corporation will provide guarantee for the issuance of the Bonds with Warrants.

8.	Method of Issuance

Existing holders of Sinopec Corp.'s A Shares are entitled to preferential subscription rights in respect of the Bonds with Warrants.  The remaining portion and the portion not taken up by existing holders of Sinopec Corp.'s A Shares will be issued to corporate investors by way of off-line price inquiry on interest rates, and to public investors by way of online subscription.

9.	Proposed proportion of Off-line and Online Subscriptions

The proportion of the Bonds with Warrants proposed to be issued to the corporate investors by way of off-line subscription and the proportion proposed to be issued to the public investors by way of online subscription each amounts to 50% of the total amount of the Bonds with Warrants.

10.	There is no lock-up period in respect of the Bonds with Warrants (including the bonds and the warrants).

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 17 February 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs.
Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#,
Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and
 Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors